FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2003

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Form 6k dated October 31, 2003 along with a copy of the letter dated October 31, 2003 issued by the Bank to Vadodara Stock Exchange Limited (Regional Stock Exchange) in this regard is enclosed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 31, 2003

For ICICI Bank Limited

By:	/s/ Nilesh Trivedi
Name: Title:	Nilesh Trivedi Assistant Company Secretary

ITEM 1

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	October 31, 2003

Mr. R. Seshasayee, Managing Director, Ashok Leyland Limited, and a non-executive Director on the Board of ICICI Bank Limited (NYSE: IBN) and Chairman of the Audit Committee, has expressed his desire to step down from the Board of the Bank in view of his increasing professional commitments in his executive capacity at Ashok Leyland Limited and its group companies. The Board has with regret agreed to Mr. Seshasayee’s request. On this occasion, Mr. N. Vaghul, Chairman of the Board, recalled Mr. Seshasayee’s long association with the Bank and erstwhile ICICI Limited. Mr. Vaghul said, “Mr. Seshasayee’s contribution to the growth and development of the ICICI group has been invaluable, and his wisdom and insight have guided the Board on many matters of critical importance”. Mr. Seshasayee said “I thank the Board for having given me the privilege of being associated with a truly high quality Board and an outstanding Bank.”

For further press queries please call Madhvendra Das at 91-22-2653 8252 or e-mail: madhvendra.das@icicibank.com.

/s/ Nilesh Trivedi